Via Facsimile and U.S. Mail
Mail Stop 6010

February 24, 2009

Jeffrey Yates
Chief Financial Officer
USANA Health Sciences, Inc.
3838 West Parkway Boulevard
Salt Lake City, Utah 84120

Re: USANA Health Sciences, Inc.
Item 4.02 Form 8-K
Filed February 23, 2009
File No. 0-21116

Dear Mr. Yates:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Item 4.02 Form 8-K

1. We note that the Company will restate its quarterly financial statements for 2007 and 2008, the annual financial statements for 2007 and the statements of earnings, stockholders' equity and comprehensive income, and cash flows for the year ended December 30, 2006. Please tell us when you will file these restated financial statements.

2. When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and

procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

****

Please respond to these comments within five business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please call me at (202) 551-3627.

Sincerely,

Sasha Singh Parikh
Staff Accountant